KWESST Invited To Showcase Its Public Safety Products To Elite Special Intervention

Units At Spring 2024 Event

▪ Briefings and demonstrations to feature PARA OPS, ARWEN, Lightning and T-SAS

OTTAWA, February 12, 2024 - KWESST Micro Systems Inc. (TSXV: KWE, KWE.WT.U)(NASDAQ: KWE) ("KWESST" or the "Company") is pleased to report that it has been invited to demonstrate and brief on its public safety products at an international gathering of special intervention units to be held this Spring.

"This invitation-only event is a rare opportunity to introduce our public safety products to some of the most elite specialist teams in the world," said Sean Homuth, KWESST President and CEO. More than 20 specialist teams are expected from up to 38 countries. Operating as a network, these elite law enforcement units stand ready 24/7 to respond to crisis situations affecting national security.

The Company will be demonstrating and briefing on its new PARA OPS non-lethal system, its new 40mm ARWEN cartridge for riot control and tactical teams, plus its new Lightning and T-SAS systems for sharing situational awareness among responders and commanders during a critical incident.

"We are seeing heightened interest in our products as public safety agencies everywhere upgrade and expand their capabilities for dealing with the growing potential for public unrest and terrorist activity, and seek to better protect their officers while at the same time responding more effectively to critical incidents," said Homuth.

The Company's new PARA OPS system is a breakthrough, patented "low energy cartridge" technology with universal application to situations of all kinds where a "non-lethal" solution is desirable for a safe conclusion to the incident. For riot control and high-risk intervention by tactical teams the Company's new 40 mm ARWEN baton cartridge provides unequalled performance for de-escalating violent situations and bringing dangerous suspects under control and taking them into custody. KWESST's Lightning Software as a Service (SaaS), to be rolled out later this year, enables instant, shared situational awareness in real time among officers responding to a critical incident. Related, the Company's new T-SAS (Tactical Surveillance and Sniper) system, already ordered by one G7 capital city, allows responders and commanders to view and share video intelligence in real time for faster response during an incident.

For security reasons, KWESST did not release further details of this international event.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2023 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.